Exhibit 12.1
THE WALT DISNEY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN MILLIONS, EXCEPT RATIOS)

	Quarter Ended		Fiscal Year Ended
	Dec. 29, 2012	Dec. 31, 2011	2012	2011	2010	2009	2008
EARNINGS
Income from continuing operations before income taxes	$2,028	$2,241	$9,260	$8,043	$6,627	$5,658	$7,402
Equity in the income of investees	(110)	(145)	(627)	(585)	(440)	(577)	(581)
Cash distributions received from equity investees	192	161	663	608	473	505	476
Interest expense, amortization of debt discounts and premiums on all indebtedness and amortization of capitalized interest	110	129	525	497	514	649	768
Imputed interest on operating leases (1)	78	67	288	273	247	205	183
TOTAL EARNINGS	$2,298	$2,453	$10,109	$8,836	$7,421	$6,440	$8,248

FIXED CHARGES
Interest expense and amortization of debt discounts and premiums on all indebtedness	$92	$116	$472	$435	$456	$588	$712
Capitalized interest	14	23	92	91	82	57	62
Imputed interest on operating leases (1)	78	67	288	273	247	205	183
TOTAL FIXED CHARGES	$184	$206	$852	$799	$785	$850	$957
RATIO OF EARNINGS TO FIXED CHARGES (2)	12.5	11.9	11.9	11.1	9.5	7.6	8.6

(1)	The portion of operating rental expense which management believes is representative of the interest component of rent expense

(2)	The ratio does not adjust for interest on unrecognized tax benefits that are recorded as a component of income tax expense